AVIANA, CORP.

19 BRONIEWSKIEGO STREET

WLODAWA POLAND 22200

Phone 48.918.813933

December 21, 2012

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Mr. Gregory Dundas, Ms. Kathleen Krebs, Mr. Michael Henderson and Ms. Terry French

Re: Aviana, Corp.

Registration Statement on Form S-1,

Filed on November 21, 2012

Filing No. 333-185083

Dear Mr. Gregory Dundas and Ms. Kathleen Krebs:

Further to your letter dated December 18, 2012, concerning the deficiencies in Registration Statement on Form S-1 filed on November 21, 2012, we provide the following responses:

General:

1. SEC Comment: We note that you are registering for resale all of the shares held by your non-affiliated shareholders and that these shares were sold to the selling shareholders in the last few months. As a result, it appears, that your offering is an indirect primary offering by the company through the selling shareholders. Additionally, based on your limited operations and assets it appears that you are a shell company. We refer you to the definition of a shell company found in Rule 144(i) along with SEC Release 33-8869 (2007). As indicated in that Release, Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to a market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure to state that you are a shell company, identify the selling shareholders as underwriters and fix the offering price for their securities for the duration of the offering. Also discuss the resale limitation of Rule 144(i) throughout the prospectus.

Response:

1. In response to the comment regarding the company being a shell company the company referred to Rule 405 of Regulation C under the Securities Act of 1933. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Registrant does not believe that it is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Specifically, the Registrant does not believe that it can be classified as a company having “no or nominal operations”.  From inception, the Registrant’s management has devoted a significant amount of time to form the company, to develop its business plan, to research the market of EMF Microwave, Electrical and Ionizing detection, shielding and protection and to look for potential customers. On September 3, 2012 a consulting agreement was signed with Spółdzielnia Mieszkaniowa "UDP", a Poland based company. On December 2, 2012 the revenues of $2,000 were recognized pursuant to the signed service agreement.  The following work was commenced pursuant to the service agreement:

- facility check to establish areas of concerns for the building located at 3 Krysztalowa Street, Lublin Poland was incorporated;

- the radiofrequency electromagnetic field intensity levels both inside and outside of the building were measured;

- assessment surveys were prepared;

- advice on how to protect clients from potentially damaging radiation was provided;

- a written recommendation for shielding of the radiofrequency electromagnetic field levels (EMF) was prepared;

The Registrant does not believe that the above-mentioned activities it has undertaken in the furtherance of its planned business can be classified as having “no or nominal operations”.

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2. In response to the comment regarding the offering being deemed to be an indirect primary offering by the company through the selling shareholders, the company respectfully submits that the resale offerings of shares of its common stock included in the Registration Statement are appropriately characterized as transactions eligible to be made under Rule 415(a)(1)(i) of Regulation C, and are not primary offerings of the shares to the public.

Rule 415(a)(1)(i) provides that “[s]ecurities may be registered for an offering to be made on a continuous or delayed basis in the future, [p]rovided, [t]hat . . . [t]he registration statement pertains only to . . . [s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The shares of the company’s common stock included in the Registration Statement are being offered or sold solely by shareholders of the company, not by the company, a subsidiary of the company, or a person of which the company is a subsidiary. Moreover, the company will receive none of the proceeds from the sale of any such shares of common stock.

In addition to the question of who receives the proceeds of an offering, the consideration of “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” is required. Securities Act Rule CDI Question 612.09. The company respectfully submits that analysis of these and other factors confirms that the resale offerings of shares of its common stock constitute genuine secondary offerings and not primary offerings, for the following reasons:

Circumstances Under Which the Selling Shareholders Received the Shares. All of the outstanding shares of common stock included in the Registration Statement were purchased from the company for cash in the private placements. Each of the investors in the private placement represented at the time of purchase that the investor was acquiring the outstanding shares included in the Registration Statement for investment purposes and not with a view to distribution in violation of the Securities Act. The fact that the shares were acquired for full consideration and the selling shareholders will have borne the investment risk associated with such securities for a substantial period of time, is consistent with the investors’ representations to the company and the company’s view that the resale offerings of shares of its common stock constitute genuine secondary offerings.

Relationship of the Selling Shareholders to the Issuer. The company has no commitment, agreement, arrangement or understanding with any selling shareholder regarding a distribution of the shares of common stock included in the Registration Statement, and those selling shareholders who sell shares pursuant thereto will do so without collecting a fee, commission or other payment from the company. In addition, none of the selling shareholders’ acquisitions of the outstanding shares covered by the Registration Statement were conditioned on the selling shareholders’ assured ability to resell the underlying shares. Rather, each selling shareholder made an irrevocable commitment at the time of investment to acquire the shares of common stock, and so acquired the securities for their own account. Accordingly, the selling shareholders have solely borne the risk associated with their investment in the common stock issued by the company. These facts illustrate that the resale offerings are secondary in nature.

Length of Time the Selling Shareholders Have Held the Shares. As of December 21, 2012, all of the outstanding shares sold pursuant to the Registration Statement will have been held by the selling shareholders for more than 4 months since the original purchase of such shares from the company, placing the full risk of investing in such shares on the investors over a quite substantial period of time.

Amount of Shares Involved. The company does not believe that the amount of common stock being registered alone warrants recharacterizing valid secondary offerings as primary offerings. The amount of shares being offered is only one of several factors to be considered in evaluating whether, under “all the circumstances,” a purported secondary offering is instead a primary offering. Securities Act Rules CDI Question 612.09. Other facts discussed in this letter, such as various investors’ represented investment intent, circumstances under which the selling shareholders received the shares, the selling shareholders’ holding periods, and the relationship of the selling shareholders to the company, support the appropriate characterization of the offerings as secondary in nature.

Whether Sellers are in the Business of Underwriting Securities.  The company disclosed on page 18 of the Registration Statement  information regarding the selling shareholders, where none of the selling shareholders  1) has had a material relationship with us other than as a shareholder at any time within the past three years; 2) has ever been one of our officers or directors; 3) is a broker-dealer; or a broker-dealer's affiliate. All selling shareholders have advised the company that they purchased the relevant shares of common stock in the ordinary course of business or for investment purposes and not with intent to distribute such shares in violation of the Securities Act.

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Whether Under All the Circumstances It Appears That the Sellers Are Acting as a Conduit for the Issuer. The company respectfully submits that the selling shareholders should in no manner be deemed to be acting as its conduit in a distribution of common stock. The company has no commitment, agreement, arrangement or understanding with any selling shareholder regarding a distribution of shares of common stock included in the Registration Statement, nor will the company receive any proceeds from the resale of such shares. To the knowledge of the company, none of the selling shareholders has any agreement or understanding as to the sale of any shares of common stock included in the Registration Statement, nor, to the knowledge of the Company, do such shareholders have an obligation to sell such shares. As of December 21, 2012, all of such shares will have been acquired from the company more than 4 months ago. All of the outstanding shares included in the Registration Statement were purchased for full consideration, unconditionally and irrevocably, at the time of their issuance, placing the full risk of investing in such shares on the investors over a substantial period of time. The company respectfully submits that given the totality of these facts, the selling shareholders are not acting as conduits for the company and therefore the resale offerings of shares of the company’s common stock constitute genuine secondary offerings and not primary offerings.

2. SEC Comment: To avoid confusion, please revise your disclosure throughout the registration statement to consistently refer to your sole officer and director as “she” or “her”.

Response: In response to this comment we revised our disclosure throughout the registration statement to consistently refer to our sole officer and director as “she” or “her”.

Prospectus Summary, page 5

3. SEC Comment: Please revise your disclosure to discuss why the company is becoming a reporting company at this time in the company’s development in the light that of the fact that:

- Your sole officer and director will devote only a limited time to the company and has no experience in managing a public reporting company, and

- Proceeds from your private offering did not result in funds necessary to begin business operations, pay the costs of this offering and meet the costs of your reporting requirements.

Response: In response to this comment we revised our disclosure to discuss why the company is becoming a reporting company at this time in the company’s development. Please refer to page 5 of the prospectus:

“Even though our sole officer and director Ms. Yuziuk will devote only a limited time to the company and has no experience in managing a public reporting company her background, experience and business contacts in this industry are essential to our business and  have already resulted in the first revenues of $2,000 earned pursuant to the signed agreement and are anticipated to result in the future revenues.

“Although we incurred losses since inception in the amount of $1,153 we anticipate the proceeds from our private offering in the amount of $23,600 and earned revenues of $2,000 to mostly cover for the minimum costs necessary to begin business operations for the next 12 months (approximately $5,800), pay the costs of this offering (approximately $12,000) and meet the costs of our reporting requirements (approximately $7,000). Currently we are working on additional service agreements to be signed which we anticipate to result in the future revenues. As of December 21, 2012 we have not signed any additional service agreements.  In order to expand our business operations, we anticipate that we will have to raise additional funding of approximately $15,000. We anticipate that additional funding will be from the sale of additional common stock.  We may seek to obtain short-term loans from our director as well, although no such arrangement has been made. “

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4. SEC Comment: Please quantify the additional capital you need “in order your business plan to succeed”. Similarly, revise your first risk factor on page 8 to quantify the additional funds you will need to raise “to expand your business operations”.

Response: In response to this comment the company quantified the additional capital we need “in order our business plan to succeed” and revised the first risk factor on page 8 to quantify the additional funds we will need to raise “to expand our business operations”:

“We must raise additional capital of approximately $10,000 in order for our business plan to succeed.”

In order to expand our business operations, we anticipate that we will have to raise additional funding of approximately $15,000.”

5. SEC Comment: Confirm through added disclosure that, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an identified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a public company.

Response: In response to the comment we added the disclosure that we are not a blank company. Please refer to page 3 of the prospectus:

“Aviana, Corp. is not a blank check company. The company and its affiliates have no plans or intentions to engage in a merger or acquisition with an identified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a public company.”

Risk Factors, page 7

6. SEC Comment: We note your disclosure under the risk factor regarding your status as emerging growth company. Please revise this section to include the additional events that may cause you to lose your emerging growth company status under the Jumpstart Our Business Startups Act, including achieving revenues of 1 billion or more.

Response: In response to this comment we revised the risk factor regarding our status as emerging growth company:

AS AN “EMERGING GROWTH COMPANY” UNDER THE JOBS ACT, WE ARE PERMITTED TO RELY ON EXEMPTIONS FROM CERTAIN DISCLOSURE REQUIREMENTS.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

- have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

- comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

- submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

-  disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

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We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Description of Business, page 19

Consulting Services, page 21

7. SEC Comment: On page 22 you state that your sole director and officer will initially perform all consulting services. Please revise this section to state clearly whether Ms. Yuziuk has direct experience performing the site checks and other planned operations of the company. We note her biographical information on page 31.

Response: In response to this comment the company revised this section to state clearly that Ms. Yuziuk has direct experience performing the site checks and other planned operations of the company. Please refer to page 21 of the prospectus:

“Ms. Yuziuk has direct experience performing the site checks and other planned operations of the company.”

8. SEC Comment: Please discuss here and under the “conflicts of interest” on page 33 how Ms. Yuziuk will determine whether to pursue opportunities and provide services for Aviana, Corp. versus her other company in a related field, Elektro-Energetyczny Projekt Sp. z o.o.

Response:  In response to this comment the company added a paragraph to pages 19 and 33 of the prospectus to discuss how Ms. Yuziuk will determine whether to pursue opportunities and provide services for Aviana, Corp. versus her other company in a related field, Elektro-Energetyczny Projekt Sp. z o.o:

“Potential conflict of interest may arise in future that may cause our business to fail, including conflict of interest in allocating Ms. Yuziuk’s time to our company as well as additional conflict of interests over determining to which entity a particular business opportunity should be presented. We do not currently have a right of first refusal pertaining to business opportunities that come to management's attention. While our sole officer and director has verbally agreed to present business opportunities first to us, subject to any pre-existing duty she may have, we have not adopted a policy that expressly prohibits our sole officer and director Ms. Yuziuk from having a direct or indirect financial interest in potential future opportunity or from engaging in business activities of the types conducted by us. As a result, in determining to which entity particular business opportunities should be presented, our sole officer and director Ms. Yuziuk may favor her own interests and the interests of Elektro-Energetyczny Projekt Sp. z o.o. over our interests and those of our shareholders, which could have a material adverse effect on our business and results of operations.”

9. SEC Comment: Please revise your disclosure to describe any equipment, tools or other materials you will need to carry out your planned operations. Disclose whether you or your officer and director currently owns any of these items, or how you plan to acquire them in the future. Discuss the general expense involved.

Response:  In response to this comment the company revised the disclosure to describe any equipment, tools or other materials we need to carry out your planned operations:

“To service our current contract with Elektro-Energetyczny Projekt Sp. z o.o. we relied on electromagnetic field (EMF) and radio frequency (RF) meters/detectors to establish areas of concerns for the building located at 3 Krysztalowa Street, Lublin Poland and to measure the radiofrequency electromagnetic field intensity levels both inside and outside of the building.  PCs were used to prepare assessment surveys and written recommendations for shielding of the radiofrequency electromagnetic field levels (EMF). Both EMF/RF meters and PCs are owned by our director, Ms. Liudmila Yuziuk. We anticipate relying on Ms. Yuziuk’s current business resources to service future agreements until we have available funds to obtain our own PCs and equipment and tools we need to carry out our planned operations. Currently, this option is highly questionable, as no significant revenues are anticipated until we fully implement our business plan and execute additional service agreements.”

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Biographical Information

10. SEC Comment:  Please revise the biographical information of Ms. Yuziuk to provide more detailed information, including, but not limited to, the year her degree in electrical engineering was awarded, and the names of the various companies Ms. Yuziuk has worked for in Europe and elsewhere.

Response:  In response to this comment the company revised the biographical information of Ms. Yuziuk to provide more detailed information, including, but not limited to, the year her degree in electrical engineering was awarded, and the names of the various companies Ms. Yuziuk has worked for in Europe and elsewhere:

“Ms. Yuziuk obtained a Bachelor’s degree in Electrical Engineering from the Kharkiv National University of Radio Electronics in Kharkiv, Ukraine in 1989. After graduation Ms. Yuziuk has been working for various engineering companies in Ukraine (The Kharkiv Plant Elektropobutprybor, 1989-1993), Tajikistan (UniTex Pol, 1993-1995) and Poland (Polskie Górnictwo Naftowe i Gazownictwo SA, 1995-2001). Since 2001, she has been self-employed in the general area of engineering and consulted various Polish and European engineering companies. Her consulting services included, but were not limited to, provision of the electrical design, technical analysis and /or resolution of engineering problems; application of the design knowledge in power distribution, grounding, lighting, control systems, and equipment specification and selection; creation of the electrical drawings and specifications; measurement and mitigation of  the magnetic fields and the electrical fields, preparation of the assessment surveys, electromagnetic interference investigations and electromagnetic fields consulting services. In 2006 Ms. Yuziuk opened her own company Elektro-Energetyczny Projekt Sp. z o.o., specializing in distribution of a complete range of optical sensors, signal conditioners and accessories for temperature monitoring in electromagnetic and harsh environments with the presence of EMI, RFI, MRI. Since 2006 Elektro-Energetyczny Projekt Sp. z o.o. is the only company Ms. Yuziuk has worked for. Ms. Yuziuk intends to devote close to 30% (15 hours /week) of her time to planning and organizing activities of Aviana, Corp.”

Agreement, page 25

11. SEC Comment: Please revise your disclosure where appropriate to state whether you performed any services and received any revenues under the agreement signed with UDP. We note that the agreement was signed on September 3, 2012 and you continue to report 0 in revenues. Disclose, if true, that this agreement terminated on or around December 3, 2012 per its terms.

Response:  In response to this comment the company revised its disclosure throughout the prospectus to clarify the current status of the agreement signed on September 3, 2012:

“The following work was commenced pursuant to the service agreement signed with  Spółdzielnia Mieszkaniowa "UDP" on September 3, 2012:

- facility check to establish areas of concerns for the building located at 3 Krysztalowa Street, Lublin Poland was incorporated;

- the radiofrequency electromagnetic field intensity levels both inside and outside of the building were measured;

- assessment surveys were prepared;

- advice on how to protect clients from potentially damaging radiation was provided;

- a written recommendation for shielding of the radiofrequency electromagnetic field levels (EMF) was prepared;”

On December 2, 2012 we recognized the revenues of $2,000 pursuant to the signed service agreement.  The agreement terminated on December 3, 2012 per its terms.

Market for Common Equity and Related Stockholders Matters, page 27

12. SEC Comment: We note your disclosure that you anticipate applying for trading of your common stock on the OTC Bulletin Board. Please revise to clarify that the OTC Bulletin Board is a quotation service, not an issuer listing service, market or exchange, and that a market maker, not a company, must file an application to have the company’s common stock quoted on OTC Bulletin Board. Discuss the likelihood that the company will be successful in securing a market maker to do so.

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Response: In response to this comment we made changes to the prospectus as requested. Please refer to page 27:

“There is presently no public market for our common stock.  We anticipate applying for trading   of our common stock on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part.   Our common stock may never be quoted on the OTC Bulletin Board. To be quoted on the OTCBB a market maker must file an application on our behalf to make a market for our common stock. As of the date of this Registration Statement, we have not engaged a market maker to file such an application, that there is no guarantee that a market marker will file an application on our behalf, and that even if an application is filed, there is no guarantee that we will be accepted for quotation. Our stock may become quoted, rather than traded, on the OTCBB. When/if our shares of common stock commence trading on the OTC Bulletin Board, the trading price will fluctuate significantly and stockholders may have difficulty reselling their shares.”

Please direct any further comments or questions you may have to company at avianacorp@gmail.com.

Thank you.

Sincerely,

/S/ Liudmila Yuziuk

Liudmila Yuziuk, President

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